

Mail Stop 3720

July 13, 2009

Mr. Hong Li
Chief Executive Officer
Telestone Technologies Corporation
Floor 6
Saiou Plaza
No. 5 Haiying Road
Fengtai Technology Park
Beijing, China 100070

Re: **Telestone Technologies Corporation
Item 4.01 Form 8-K
Filed July 13, 2009
File No. 1-32503**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed July 13, 2009

1. Revise your filing say whether not the resignation of Mazars CPA Limited was approved by the Board of Directors and/or the Audit Committee.

2. Revise your filing to stated whether or not you had any consultations with your newly appointed accountant identified by Item 304(a)(i) and (ii) of Item S-K.

3. File an updated Exhibit 16 letter from Mazars CPA Limited.

     As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please file your response on Edgar. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions, please contact me at (202) 551-3364.

                                        Sincerely,

                                        Michael Henderson
                                        Staff Accountant